FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2012

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on November 14, 2012 after the announcement of Registrant's results for the third quarter 2012.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 15, 2012	By: /s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Third Quarter 2012 Conference Call Script
November 14, 2012

Operator
Ladies and gentlemen, thank you for standing by. Welcome to the Gilat third-quarter 2012 results conference call. All participants are at present in listen-only mode. Following management's formal presentation, instructions will be given for the question-and-answer session. (For operator assistance during the conference please call *0. As a reminder this conference is being recorded November 14, 2012).

I would now like to turn over the call to Phillip Carlson from KCSA Strategic Communications to read the safe harbor. Phil, please go ahead.

Phil Carlson - KCSA Strategic Communications - IR
Thank you. Good morning and good afternoon, everyone. Thank you for joining us today for Gilat's third quarter 2012 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, November 14, until November 17, 2012, at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results.

Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO
Thank you Phil and good day everyone. I would like to begin by providing a high-level overview of the third quarter and then offer additional insight on some of the progress we made this quarter. Following my comments, Yaniv will discuss our financial results. I will then summarize and open the call for questions.

The third quarter was a strong quarter for Gilat. Before I get into some of the business highlights, I will briefly review our financial performance for the quarter. Our revenues increased to $89 million in Q3, up by 4.3% from the second quarter of 2012, with EBITDA reaching $9.8 million or 11% of revenues.

On a non-GAAP basis, our operating income was $5.7 million in the third quarter of 2012 compared to $4.8 million in the second quarter of 2012.

I am also pleased to report that in the third quarter we generated significant cash from operations of $8.5 million.

Yaniv will provide you with more details on our quarterly results later in the call.

I will now discuss some of the business highlights for the quarter, starting with our Commercial Division.

Our Commercial Division had another robust quarter, highlighted by a strong rate of implementation at NBN Co in Australia. Our implementation of hubs and VSATs, as well as site installations and network operations for NBN’s Interim Satellite Service are progressing extremely well as increased demand is expediting the network rollout.  As we have stated in the past, the network may grow to as many as 48,000 sites by late 2015.

We are very excited about the advancements made during the quarter in one of our strategic areas of focus, our Ka-band initiative. In late September, SES launched its Astra 2F satellite which will enable SES Broadband Services (SBBS) to deliver commercial Ka-band satellite broadband service in Europe. The service is expected to commence in early December.

As part of the SBBS consumer rollout, we received our first order from a large European ISP. The initial order is for several thousand self-install customer premise equipment, or CPE kits, based on our award winning SkyEdge II Aries VSAT. The service will allow European households to benefit from broadband satellite access, enabling internet, video and VOIP services. In addition to the initial ISP order, we have received another ISP order with additional orders expected.

While we continue to execute on current contracts like NBN and SES, we also have been active in securing new commercial projects in various parts of the world. For example, in Asia we closed a large cellular backhaul project at a tier-1 mobile operator.  We closed various deals in Latin America including one to provide satellite communication in support of a national presidential election and another with a large service provider. In addition, we won a large portion of a major ATM banking project in India.

To enhance our operation in Asia, we have recruited Stephane Palomba, an industry veteran to the position of Regional Vice President Asia. We believe that this move strengthens our operation in the region.

As we turn our attention to our Defense Division, I will begin with our continuing efforts to consolidate the sales and marketing teams within the division. We have hired Michael Barthlow as the General Manager for Gilat in North America. Michael brings with him a vast amount of experience in the Defense Industry. Michael will head up our North American sales efforts to include all Gilat, Wavestream and RaySat product lines.

While the macro defense industry remains challenging, our pipeline continues to grow and we continue to sell ground equipment to various government contractors and system integrators in the United States and the international markets.

We continue to close deals in the satellite-on-the-move market. For example, we closed during the quarter business with an additional airborne system integrator in the United States as well as deals to provide on-the-move equipment for a railway system in Africa and security forces in Eurasia.

Finally, we look at our Services Division.

Spacenet continues to close new contracts and expand on existing services. During the quarter Spacenet expanded the managed network and VSAT service agreement with Valero Energy Corporation to include new contracts and refreshed technology in over 500 locations. We renewed a contract with Sunoco that includes new managed services for over 4000 company owned and dealer locations. In addition, Spacenet expanded their partnership with Centerpoint Energy, one of America’s leading energy delivery companies. Centerpoint is expected to bring Spacenet new customers in the oil and gas pipeline and drilling industry.

Moving to South America, Gilat Colombia continues to perform and receive ongoing revenues from the schools project. We are pleased to announce that we signed a six month extension of the Compartel project, worth around $10 million, through March 2013. While we are pleased with the previous success and current extension of this project, we have not placed a proposal for the rebid of the continuation of the project, which includes the sites we are currently servicing. This is due to economic conditions in the terms of the rebid which we considered unfavorable. We are currently evaluating several alternatives to continue providing services to some of these sites.

In Gilat Peru, we successfully completed the installation phase of FITEL 10 and have moved to ongoing operations of the project which is scheduled to continue into 2015. In addition, we have closed several local government and rural banking deals during the quarter.

As mentioned previously, we followed a solid second quarter in 2012 with a stronger third quarter. We expect Q4 will be stronger than Q3, although we may not be able to fully compensate for the Q1 shortfall in EBITDA as per our objectives.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO, who will review the financials. Yaniv, please?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO
Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, one time other income, expenses related to our M&A activities during 2010 and 2011, and amortization of intangible assets resulting from the purchase price allocation.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the third quarter of 2012 –

Revenues for the third quarter of 2012 were $89 million, compared to $83.9 million for the same period in 2011. The increase is primarily due to strong sales in our commercial division with higher revenue levels from the NBN Co. project in Australia.

Our gross margin this quarter was 32% compared to 35% in the third quarter of 2011. On a non-GAAP basis, our gross margin was 34% compared to 37% in the comparable period last year. The gross margin is in line with the gross margins realized in the previous quarters of the year.

Gross R&D expenses were $7.7 million this quarter compared to $8.4 million in the same quarter of 2011. As our integration efforts continue we are able to recognize cost efficiencies, which have lowered our R&D expenses. We continue to invest R&D funds in support of our Ka and Defense initiatives.

Selling and marketing expenses for the quarter decreased to $9.3 million compared to $11.6 million for the same quarter last year. The decrease is mainly attributed to cost savings in both our Services and Defense divisions.

General and administrative expenses for the quarter amounted to $8.8 million, compared to $8.6 million for the same quarter last year.

Our GAAP operating income for the quarter was $3.2 million compared to operating income of $1.9 million in the third quarter of 2011.  On a non-GAAP basis, operating income was $5.7 million in the third quarter of 2012 compared to an operating income of $4.3 million in the comparable quarter of 2011.

GAAP net income for the quarter was $3.3 million or $0.08 per diluted share compared to net income of $4.3 million or $0.10 per diluted share in the same quarter of 2011. On a non-GAAP basis, net income for the quarter was $5.8 million or $0.13 per diluted share compared to net income of $2.3 million or $0.05 per diluted share in the same quarter of 2011.

Our trade receivables at the end of the quarter were $61.7 million representing a DSO of 62 days. Our DSO fluctuates with revenue and the terms and conditions of deals closed.

As of September 30th, 2012, our total cash balances, including restricted cash, net of short-term bank credits, amounted to $68.2 million.

We continue to focus our efforts on increasing cash flow and as a result in this quarter we have generated $8.5 million from operations.

In the beginning of October we paid $14.7 million of convertible notes with interest on schedule.

Our shareholders' equity at the end of the quarter totaled $264.4 million.

This concludes our financial review for the quarter, and I would like to turn the call back to Erez. Erez?

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO
Thank you, Yaniv.  To summarize, we followed a solid second quarter in 2012 with a stronger third quarter and we expect Q4 will be stronger than Q3. We have generated significant cash from operations in the quarter and continue to invest back into our business segments, including our Ka-band and Satellite-on-the-Move initiatives.

As we continue to execute on our growth strategy, we remain confident about the future prospects at Gilat. We appreciate your continued support and we look forward to providing you updates on our progress in the coming quarters.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator:

Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. I repeat, if you have a question, please press *1. The first question is from Andrew Uerkwitz of Oppenheimer.  Please go ahead.

Andrew UERKWITZ:

Hey, thanks for taking my question. I was a little late to the call, but I just wanted to, from a billing perspective, how is that looking over the quarter.  And from a linearity perspective, is it getting better or worse? I’m thinking more along the lines of a book-to-bill sort of ratio.

Yaniv REINHOLD:

Hi Andrew, this is Yaniv.  If you are referring to our backlog, we are publishing the backlog at the end of the year.

Andrew UERKWITZ:

Yeah. Yeah, so I mean, can you kind of give me some general comments around that.  You know, is it improving, is it declining? If you could.

Yaniv REINHOLD:

I am sorry, but I cannot refer to that, we are only publishing at the end of the year, we will publish it only at the end of the year.

Andrew UERKWITZ:

Okay, and then, moving to Ka-band orders. Are those being, I know you’ve booked several orders, are those being shipped yet?

Erez ANTEBI:

They are shipping really within these days, as I have stated, SBBS is going to start to service in the beginning of December.  That’s when they expect to start service, so we will start shipping equipment just ahead of that, so, it’s like, these days, physically.

Andrew UERKWITZ:

Okay, and then, switching over to the defense side, just for a quick moment. Obviously Washington’s quite uncertain at this point, but as we think about satellite on the move, in the past you’ve said that these specific projects are more of a when not if.  If Congress cuts a deal, do you see that as a positive, no change to your general thoughts there?

Erez ANTEBI:

We have no indication that there is going to be any negative effect on the COM on the move projects.  That said, we don’t know of course what Congress will do or won’t do.  But from everything we understand, then we are not familiar with any tendency or trend to cut back on the general direction that we have stated before which is to continue moving with projects that do deal with COM on the move, reconnaissance forces, ISR in general.

Andrew UERKWITZ:

Perfect, thanks a lot for my questions.  Thanks guys.

Operator:

The next question is from Gunther Karger of Discovery Group.  Please go ahead.

Gunther KARGER:

Yes, the only comment I have to make is, congratulations.  The company and the management is doing an outstanding job.  Thank you very much.

Erez ANTEBI:

Thank you.

Operator:

The next question is from Roni Biron of UBS.  Please go ahead.

Roni BIRON:

Hello gentlemen. There was announced a deal just recently in Israel of Orbit Communications. You know it’s also a Ka-band kind of, albeit not … (gill).  Can you comment on this?  Tell us if it is competition?  How do you view this?  Is it an indication of the market picking up?

Erez ANTEBI:

I don’t want to comment specifically on an announcement of a deal made by another company, especially when the customer was not specifically named. But I can tell you in general that Orbit is a company that we are of course familiar with.  Orbit manufactures antennas.  We do not see them in any way as competition, we actually work together on some projects, and we know them well.  Beyond that there is not much I can say.

Roni BIRON:

And just a follow-up on that. They were talking about a huge project.  Is this a project you are aware of? Is it something you guys are also looking at?

Erez ANTEBI:

Look, they are talking about a huge project, but they did not name the customer, so we can speculate but since they did not name I would rather not refer specifically to it.

Roni BIRON:

Okay thank you very much.  Good quarter gentlemen.

Erez ANTEBI:

Thank you.

Operator:

If there are any additional questions, please press *1.  If you wish to cancel your request, please press *2.  Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-295-2634, in Israel please call 03-9255900, internationally please call 972-3-9255900. Mr. Antebi, please go ahead with your concluding statement.

Erez ANTEBI:

Thank you operator.  I’d just like to thank everyone for your time today.  We appreciate your joining us on the call. I hope we were able to give you a good understanding of the results at hand, we appreciate your continued support.  Thank you and good afternoon.

Operator:

Thank you.  This concludes the Gilat Satellite Networks 3rd quarter 2012 results conference call.  Thank you for your participation, you may go ahead and disconnect.